Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report
Collection Period Ended 31-Mar-2022
Page 1 of 5

Amounts in USD

Dates

Collection Period No.	31			
Collection Period (from... to)	1-Mar-2022	31-Mar-2022		
Determination Date	13-Apr-2022			
Record Date	14-Apr-2022			
Distribution Date	15-Apr-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2022	15-Apr-2022	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2022	15-Apr-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	50,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	464,000,000.00	159,660,021.75	135,906,576.59	23,753,445.16	51.192770	0.292902
Class A-4 Notes	128,560,000.00	128,560,000.00	128,560,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,360,000.00**	**288,220,021.75**	**264,466,576.59**	**23,753,445.16**		

Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91
Adjusted Pool Balance	1,553,206,436.21	327,050,182.66	303,296,737.50
Yield Supplement Overcollateralization Amount	61,799,793.88	11,155,003.82	10,319,991.75
Pool Balance	**1,615,006,230.09**	**338,205,186.48**	**313,616,729.25**

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.576570%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.940000%	258,117.04	0.556287	24,011,562.20	51.749056
Class A-4 Notes	2.040000%	218,552.00	1.700000	218,552.00	1.700000
Total		**$476,669.04**		**$24,230,114.20**	

Amounts in USD

Available Funds			**Distributions**	
Principal Collections	24,494,014.16		(1) Total Servicing Fee	281,837.66
Interest Collections	1,045,777.47		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	19,231.35		(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	106,779.69		fees (max. $250,000 p.a.)	
Purchase Amounts	0.00		(3) Interest Distributable Amount Class A Notes	476,669.04
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	234.02		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**25,666,036.69**		(6) Regular Principal Distributable Amount	23,753,445.16
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**25,666,036.69**		(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
			fees [not previously paid under (2)]	
			(9) Excess Collections to Certificateholders	1,154,084.83
			Total Distribution	**25,666,036.69**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	281,837.66	281,837.66	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	476,669.04	476,669.04	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	258,117.04	258,117.04	0.00
thereof on Class A-4 Notes	218,552.00	218,552.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	476,669.04	476,669.04	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	23,753,445.16	23,753,445.16	0.00
Aggregate Principal Distributable Amount	23,753,445.16	23,753,445.16	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	32.98
minus Net Investment Earnings	32.98
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	32.98
Net Investment Earnings on the Collection Account	201.04
Investment Earnings for the Collection Period	234.02

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	338,205,186.48	23,857
Principal Collections	15,878,004.42	
Principal Collections attributable to Full Pay-offs	8,616,009.74	
Principal Purchase Amounts	0.00	
Principal Gross Losses	94,443.07	
Pool Balance end of Collection Period	313,616,729.25	22,776
Pool Factor	19.42%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	3.93%
Weighted Average Number of Remaining Payments	52.01	26.70
Weighted Average Seasoning (months)	12.33	42.21

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	311,455,290.11	22,675	99.31%
31-60 Days Delinquent	1,593,272.19	78	0.51%
61-90 Days Delinquent	372,381.12	13	0.12%
91-120 Days Delinquent	195,785.83	10	0.06%
Total	313,616,729.25	22,776	100.00%

Delinquency Trigger			2.302%
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.181%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	94,443.07	9	22,146,277.79	716
Principal Net Liquidation Proceeds	19,122.18		7,322,350.64	
Principal Recoveries	103,970.91		9,656,799.63	
Principal Net Loss / (Gain)	(28,650.02)		5,167,127.52	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.105%)
Prior Collection Period	(0.421%)
Second Prior Collection Period	0.080 %
Third Prior Collection Period	(0.052%)
Four Month Average	(0.125%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.320%
Average Net Loss / (Gain)	7,216.66

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.